SPP CPM

82-353

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

P.O. Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6617
Facsimile: 61 7 3237 6717
Email: hgunn@sppcpm.com

Chairman Mr Campbell Anderson

03007003

7 February, 2003

SEC MAIL RECEIVED PROCESSING
FEB 20 2003
WASH. D.C. 181 SECTION

Securities and Exchange Commission
500 North Capital Street
NW
WASHINGTON DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sir

For your information, please find attached the following documents lodged with the Australian Stock Exchange:

- Appendix 3B *New Issue Announcement* dated 8 January, 2003
- Appendices 3B *New Issue Announcements* with accompanying announcement dated 8 January, 2003
- Appendix 3Y *Change of Director's Interest Notice* lodged 16 January, 2003
- *December 2002 Quarterly Report* dated 30 January, 2003
- Appendix 5B *Mining exploration entity quarterly report* dated 30 January, 2003

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

Yours faithfully
SOUTHERN PACIFIC PETROLEUM NL

H Gunn

Heather Gunn
Executive Assistant

dlw 3/3

Encls

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Southern Pacific Petroleum N.L.

ABN

36 008 460 366

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,930
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Securities are fully paid ordinary shares and have all of the rights attaching to ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes Full participation on 18/11/02
5	Issue price or consideration	These shares are issued pursuant to a Scheme of Arrangement between SPP & CPM. Under the Scheme, shareholders of CPM are entitled to receive 2.664 fully paid ordinary shares in SPP for every one of their fully paid ordinary shares in CPM. CPM shareholders who previously elected to defer from converting to SPP shares are able to convert their holding into SPP shares at this same ratio. The SPP share price on the date of conversion to SPP shares was $0.30
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The shares are issued to CPM shareholders that have lodged a request to convert their CPM shareholding to SPP shares. These CPM shareholders had previously elected to defer converting their shareholding to SPP shares pursuant to a Scheme of Arrangement between SPP and CPM, as described above.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18/11/02

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) Note: Issue of 749,983 fully paid shares and 749,983 options notified under separate form.	405,279,807	Ordinary Fully Paid
		2,562,747	Ordinary Shares paid to 10 cents
		26,601,015	Options expiring on 19/11/2004 (Exercise price of $0.55).

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	28,824,385	Equity Participation Shares paid to 1 cent
		22,906,002	Equity Participation Shares paid to 0.375 cents
		246,304	Ordinary Shares paid to 40.616 cents (9.384 cents unpaid)
		4,550,000	Convertible Unsecured Notes at $3.30 per note
		12,500,000	Options expiring on 20/04/2006 (Exercise price of $1.25)
		12,331,656	Options expiring on 20/04/2006 (Exercise price of $1.2669)
		14	Guarantee Facility Options over maximum 26,907,932 fully paid ordinary shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Full participation from date of allotment.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

		Not Bonus or Pro Rata Issue
11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities No New Class of Securites

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:.. Date: 8 January 2003............
(Director/Company secretary)

Print name: ...V H Kuss..

== == == == ==

+ See chapter 19 for defined terms.

SOUTHERN PACIFIC PETROLEUM N.L.

ANNOUNCEMENT

The Directors advise of the allotment on 31 December 2002 of 749,983 fully paid ordinary shares and 749,983 options to acquire fully paid ordinary shares. This represents the final additional allotment referred to in our announcement on 24 December 2002 and is in respect of the Company's previously announced private placement made at the same issue price as the recently completed Rights Issue. The private placement was made to overseas shareholders and new investors.

V. H. Kuss
Company Secretary

SOUTHERN PACIFIC PETROLEUM N.L.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Southern Pacific Petroleum N.L.

ABN

36 008 460 366

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	749,983
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Securities are fully paid ordinary shares and have all the rights attaching to ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes Full participation from 31/12/2002
5	Issue price or consideration	$0.35 each new share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The proceeds of the private placement will be applied to working capital.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31/12/2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)
Note: Issue of 2,930 fully paid shares and 749,983 options notified under separate form.

Number	+Class
405,279,807	Ordinary Fully Paid
2,562,747	Ordinary Shares paid to 10 cents
26,601,015	Options expiring on 19/11/2004 (Exercise price of $0.55).

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	28,824,385	Equity Participation Shares paid to 1 cent
		22,906,002	Equity Participation Shares paid to 0.375 cents
		246,304	Ordinary Shares paid to 40.616 cents (9.384 cents unpaid)
		4,550,000	Convertible Unsecured Notes at $3.30 per note
		12,500,000	Options expiring on 20/04/2006 (Exercise price of $1.25)
		12,331,656	Options expiring on 20/04/2006 (Exercise price of $1.2669)
		14	Guarantee Facility Options over maximum 26,907,932 fully paid ordinary shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Full participation from date of allotment.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

+ See chapter 19 for defined terms.

29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities <u>No New Class of Securites</u>

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX *may quote the* +*securities on any conditions it decides.*

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ..8 January.2003...
(Director/Company secretary)

Print name: ...V H Kuss..

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Southern Pacific Petroleum N.L.

ABN

36 008 460 366

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options over fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	749,983
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Securities are options over fully paid ordinary shares. Exercise Price: $0.55 each Expiry Date: 19/11/2004

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No, options do not rank equally with an existing class of quoted securities. Shares issued pursuant to the exercise of options will rank pari passu with existing fully paid ordinary shares from the date of issue of those shares. Options do not have the rights attaching to ordinary shares.
5	Issue price or consideration	Options are issued for nil consideration in conjunction with shares issued in accordance with a private placement, the terms of which are the same as the recently completed Rights Issue as set out in a prospectus dated 14/10/02.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The proceeds of the private placement will be applied to working capital.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31/12/2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) Note: 2 issue of fully paid shares totalling 752,913 shares have been notified under separate form.	405,279,807	Ordinary Fully Paid
		2,562,747	Ordinary Shares paid to 10 cents
		26,601,015	Options expiring on 19/11/2004 (Exercise price of $0.55)

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
28,824,385	Equity Participation Shares paid to 1 cent
22,906,002	Equity Participation Shares paid to 0.375 cents
246,304	Ordinary Shares paid to 40.616 cents (9.384 cents unpaid)
4,550,000	Convertible Unsecured Notes at $3.30 per note
12,500,000	Options expiring on 20/04/2006 (Exercise price of $1.25)
12,331,656	Options expiring on 20/04/2006 (Exercise price of $1.2669)
14	Guarantee Facility Options over maximum 26,907,932 fully paid ordinary shares

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

N/a.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

+ See chapter 19 for defined terms.

29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities <u>No New Class of Securites</u>

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:8 January.2003..
(Director/Company secretary)
Print name: ...V H Kuss..

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SOUTHERN PACIFIC PETROLEUM NL (SPP)**
ABN	**36 008 460 366**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JAMES DOUGLAS MCFARLAND
Date of last notice	6/12/2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect Interests
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	32,538 Fully Paid Ordinary Shares are held on trust by SPP Employee Share Plan Pty Ltd in accordance with the Company's deferred employee share plan
Date of change	Various from 1 November 2002 to 31 December 2002
No. of securities held prior to change	320,873 Ordinary Fully Paid Shares 285,715 Options (expiring 19 November 2004) 3,971,360 Equity Participation Shares
Class	
Number acquired	12,044 Fully Paid Ordinary Shares
Number disposed	NIL

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Shares were acquired on-market each month by the trustee on behalf of the employee at various prices (ranging from $0.197 to $0.29 each share)
No. of securities held after change	332,917 Ordinary Fully Paid Shares 285,715 Options (expiring 19 November 2004) 3,971,360 Equity Participation Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market transactions purchased by Trustee on behalf of the employee.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

+ See chapter 19 for defined terms.

SPP CPM

Southern Pacific Petroleum N.L.
(ABN 36 008 460 366)

DECEMBER 2002 QUARTERLY REPORT
30 January 2003

This quarterly report summarises the activities of Southern Pacific Petroleum N.L. (SPP – "the Company") for the quarter ended 31 December 2002. This report also contains information on a number of key events subsequent to 31 December.

1. FOURTH QUARTER 2002 FUND RAISING BOOSTS WORKING CAPITAL

As announced on 28 November 2002, SPP raised A$10.2 million (A$9.5 million net) in new capital in the fourth quarter from a non-renounceable rights issue and a private placement to some overseas shareholders and new investors. The proceeds from the private placement include A$1.0 million that will be settled in the first half of 2003.

At the end of December 2002, the SPP Group had A$10.1 million of available funds under management. Funds remain conservatively invested with around 99% in cash.

On a proforma basis, available funds at 31 December are effectively increased to A$15.1 million with the inclusion of the deferred component of the private placement and the projected proceeds from the sale of year-end oil product inventories.

2. STUART PROJECT ACHIEVES SOLID GAINS IN 2002

The Stuart Stage 1 demonstration plant achieved a number of solid operational gains and new milestones in 2002 as outlined below, although oil production fell short of original expectations:

Performance Measure	2001	2002
• Safety (# Lost Time Injuries)	4	0
• Annual oil production (kbbl)	233	324
• Annual oil product sales (kbbl)	133	391
• Plant availability (%)	26	41
• Ore grade (MFA yield – LTOM [1])	182	174
• Shale feed rate (t/hr)	156	156
• Plant oil yield (% MFA [2])	77	74

1. Litres per tonne at zero moisture (LTOM) as measured by the Modified Fischer Assay (MFA) technique. Stage 1 average design feed has a grade of 172 LTOM.
2. Stage 1 design oil yield (C_5+) is 92% of MFA.

Zero Lost Time Injuries

The Stuart operation had no employee or contractor lost time injuries in 2002 and six medical aid injuries. This was a major improvement over 2001 safety performance although our goal remains to prevent all injuries. The Stuart site has not experienced a lost time injury for 14 months, representing 400,000 total hours worked.

Occupational health and safety remains a top priority. The Company's policy and practice is focussed on establishing and maintaining safe, productive and healthy workplaces and ensuring that its activities are conducted safely and responsibly to protect the well-being of people and the environment.

39% Increase in Oil Production

Oil production in 2002 totalled 324,000 barrels, a 39% increase from 2001. However, this was about one half of the target for the year reflecting higher than expected plant downtime and some slowdown of production in the first quarter due to the delay in securing a naphtha sales contract.

During the fourth quarter of 2002, Stuart produced 36,000 barrels of oil. Almost all of this oil was produced in the latter half of December after an extended shutdown in the fourth quarter to carry out plant maintenance and to implement a number of plant reliability improvements.

Oil Sales Tripled

Oil product sales tripled in 2002 to 391,000 barrels, including inventory carried-in from 2001, which generated A$20 million in net revenue. These sales included 247,000 barrels of ultra low sulphur naphtha and 144,000 barrels of light fuel oil.

Plant Availability Improved

In 2002, plant availability (% of time on-line processing shale) increased to 41% (149 days) compared to 26% in 2001 reflecting a number of plant reliability improvements completed during the year.

The most recent improvements completed in the fourth quarter shutdown, including in particular a newly fabricated screw conveyor system that removes shale particulates from the hydrocarbon vapour cyclones, should have a further positive impact on plant availability in 2003.

Marginal Decline in Ore Grade and Oil Yield in 2002, but Yield Up 7% in Current Run

The positive impact of the increase in plant availability in 2002 was partially offset by a 4% reduction in ore grade from 182 LTOM to 174 LTOM. This result is within the range of expected variations in the mine plan and remains above the average Stage 1 design grade of 172 LTOM.

Average oil yield was also reduced from 77% of MFA in 2001 to 74% of MFA in 2002, in part due to the strategy of maximising naphtha yield as described in detail in Stuart Project Update No. 29 (19 November 2002). However, operational adjustments in the fourth quarter of 2002 have increased oil yield to 79% of MFA level in the current run (see below).

3. OIL PRODUCTION SURPASSES 600,000 BARREL MILESTONE AND SETS NEW MONTHLY PRODUCTION RECORD IN JANUARY 2003

Oil production surpassed the 600,000-barrel milestone in the first week of January 2003. As of 29 January, the Stage 1 plant had processed 1,098,000 tonnes of oil shale and produced 661,000 barrels of oil during 295 operating days since project start-up.

Oil production of approximately 69,000 barrels in the first 29 days of January has already set a new monthly production record.

The current production run began on 13 December 2002. The plant has been onstream for 40 days so far in the current run and produced approximately 98,000 barrels of oil products.

This run length excludes around seven days under "hot-hold" conditions whereby oil shale processing operations were temporarily suspended to recover from three power outages on the Gladstone region electrical grid (electrical storms), to implement adjustments to the hydrotreater operating parameters and to make a number of minor equipment repairs.

During the current run, considerable progress was made in shortening the period to recover from unplanned interruptions in plant operations, thereby reducing downtime.

A planned shutdown of up to three weeks is scheduled for late February to carry out preventative maintenance work and additional operational improvements.

4. OIL YIELD INCREASED TO 79% OF MFA IN CURRENT RUN

Operational improvements implemented in the fourth quarter 2002 shutdown have increased oil yield to around 79% of MFA in the current run compared to the average of 74% of MFA in 2002. These changes included adjustments to recycling rates of spent-shale to the ATP retort section and ATP running temperatures.

This increase in overall oil yield was achieved while also maintaining a relatively high proportion of naphtha production (57% of the total oil volume) aimed at maximising per barrel revenue.

5. A$6 MILLION IN OIL PRODUCT SALES PROJECTED IN JANUARY AND EARLY FEBRUARY 2003

Oil product sales in January and early February should benefit from current high oil prices. A cargo of 47,430 barrels of ultra low sulphur naphtha was shipped to Mobil Oil Australia on 18 January and a cargo of approximately 60,000 barrels of light fuel oil is scheduled for shipment to Singapore in the first week of February.

These two shipments are projected to realise approximately A$6 million in revenue, including the excise tax rebate on naphtha sales.

6. QUEENSLAND GOVERNMENT EXTENDS GLADSTONE STATE DEVELOPMENT AREA

On 19 December 2002, the Queensland Government approved the Targinnie extension of the Gladstone State Development Area, adjacent to SPP's Stuart Project. The extension will provide for further industry development in the area, including a possible strategic infrastructure corridor, buffer areas for current and future industry development and sites for low impact and service industries to support regional development.

The State Government is now in the process of negotiating the purchase of properties with owners who indicate a desire to sell. For those who do not wish to sell, there is provision to retain ownership for five years after which time the government may consider compulsory acquisition of the property.

7. STUART STAGE 2 DRAFT EIS "ADDENDUM REPORT" SUBMITTED

In late November 2002, SPP submitted a 400+ page "Addendum Report" to the Queensland and Commonwealth Governments as part of the review process for the Draft Environmental Impact Statement (EIS) for Stage 2. This new report provided detailed responses to questions raised in the government and public review process of the "Supplementary Report" that was submitted in January 2002. These responses were developed in consultation with relevant government agencies.

The Addendum Report is currently under review by governments.

8. DISCUSSIONS CONTINUE WITH PROSPECTIVE PARTNERS

The Company is continuing to press ahead with its efforts to identify industry partners/strategic investors to participate in funding additional capital expenditures to improve Stage 1 performance and in advancing commercial development of the Stuart Project.

Discussions are continuing with a number of Asian and North American companies that have expressed serious interest. Recent geo-political events, strong oil prices and the growing production and oil sales performance record of the Stage 1 plant are positive influences in this effort.

9. GROWING INTERNATIONAL INTEREST IN OIL SHALE AS A SUPPLY OPTION

The progress being demonstrated at Stuart is coming at an important time in terms of world oil market developments. Recent advances in technology, of which the ATP is a prime example, the continued strong growth in world oil demand (particularly in Asia) and the steadily increasing supply from non-conventional oil sources (oil sands and extra-heavy crude oil) are having a positive impact on international interest in oil shale development.

IEA Non-Conventional Oil Conference - Calgary, Canada

At a November 2002 Conference on Non-Conventional Oil in Calgary, Canada sponsored by the International Energy Agency (IEA), delegates from governments and industry around the world heard progress reports on the Stuart Oil Shale Project and the prospects for Australian oil shale supply.

Of note is the IEA's 2002 World Energy Outlook, which concludes that "*In recent years the prospects for a major expansion in non-conventional oil production (oil sands, extra-heavy crude and oil shales) have increased…and their development will have significant implications for global oil markets*".

International Symposium on Oil Shale - Tallin, Estonia

A second International Symposium on Oil Shale was held in Tallin, Estonia in November 2002. Estonia remains a world leader in oil shale mining, with most of the shale burned directly for power generation and smaller amounts used to produce shale oil, gas and chemicals. The conference was attended by 230 delegates from 13 countries, and provided an opportunity for SPP and UMATAC (the original developer of the ATP technology) to showcase the Stuart Project.

Strong interest was shown by a number of countries and companies in the ATP technology. A new ATP licensing agreement is currently being negotiated for a proposed oil shale demonstration plant.

10. COMMONWEALTH GOVERNMENT DEVELOPING STRATEGIC PLAN FOR AUSTRALIA'S LONG TERM ENERGY POLICY

Closer to home, the Prime Minister announced on 20 November 2002 that the Commonwealth Government will review and develop a strategic plan for Australia's long-term energy policy. The Prime Minister will chair a Ministerial Oversight Committee supported by a Task Force of senior officials. The Task Force plans to draw on private sector advice in early 2003 as appropriate. SPP has indicated its interest in providing such input as an emerging oil supply option for Australia.

This review is timely given current geo-political events that have impacted world oil markets and the prospects of Australia's rapidly growing reliance on crude oil imports. The Australian Bureau of Agricultural & Resource Economics (ABARE) projects that Australia's oil import dependency will grow to around 52% by 2019-2020 in the absence of a major new source of domestic supply.

In a small way, the Stuart Stage 1 project is already helping Australia to reduce its vulnerability to oil supply disruptions and to improve its balance of payments position at a time of significant concern over events in the Persian Gulf and Venezuela. These events have raised concerns about oil supply disruptions and placed upward pressure on oil prices and oil shipping costs.

Developed to its potential of 200,000 barrels of oil per day, the Stuart Project could fully offset current oil imports to Australia. Full development of the 20 billion barrels of oil contained in the oil shale deposits of Queensland (of which 17 billion barrels is held by SPP) could yield more than one million barrels of oil per day and enable Australia to become fully self-sufficient for decades to come.

Just as the oil sands industry has emerged as a strategically important provider of oil supply to North America, Australia has the opportunity to control its own oil supply future through oil shale development.

James D McFarland
Managing Director
30 January 2003

Note: This release contains forward-looking statements based on numerous assumptions. These assumptions are subject to a number of risks and uncertainties, many of which are beyond the control of the Company. Actual results may differ materially from those projected. The Company makes no representations or warranties with respect to the accuracy of the projections.

Level 11, Riverside Centre
123 Eagle Street, Brisbane Qld 4000 Australia
PO Box 7101
Riverside Centre, Brisbane Qld 4001 Australia
Ph: 61-7-3237-6600
Fax: 61-7-3237-6700
Email: info@sppcpm.com
Website: www.sppcpm.com

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Southern Pacific Petroleum N.L.

ABN

36 008 460 366

Quarter ended ("current quarter")

31 December 2002

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from product sales and related debtors		5,237	27,237
1.2	Payments for	(a) exploration and evaluation	(16,125)	(64,397)
		(b) development		
		(c) production		
		(d) administration	(2,704)	(11,055)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		36	67
1.5	Interest and other costs of finance paid			
1.6	Income taxes paid			
1.7	Other - Sundry Receipts		137	612
	- GST Credits received from Aust Tax Office		1,455	6,677
	- Security Deposits refunded		327	327
	Net Operating Cash Flows		(11,637)	(40,532)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects		
		(b)equity investments		(102)
		(c) other fixed assets	(10)	(46)
1.9	Proceeds from sale of:	(a)prospects		
		(b)equity investments	54	3,339
		(c)other fixed assets		312
1.10	Loans to other entities			(7,255)
1.11	Loans repaid by other entities			
1.12	Other - Dividends Received			29
	- Interest Received		144	544
	Net investing cash flows		188	(3,179)
1.13	Total operating and investing cash flows (carried forward)		(11,449)	(43,711)

"Equity Investments" includes investments in equities, bonds and other financial securities.

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(11,449)	(43,711)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	9,391	9,401
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings		32,446
1.17	Repayment of borrowings		
1.18	Dividends paid		
1.19	Other - Interest Paid on borrowings (incl Notes)	(1,692)	(3,738)
	- Costs paid on issue of shares and options	(690)	(690)
	Net financing cash flows	7,009	37,419
	Net increase (decrease) in cash held	(4,440)	(6,292)
1.20	Cash at beginning of quarter/year to date	14,524	6,332
	Cash balances (at date of acquisition) of controlled entities acquired during the period		10,044
1.21	Exchange rate adjustments to item 1.20		
1.22	**Cash at end of quarter**	10,084	10,084

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	936
1.24	Aggregate amount of loans to the parties included in item 1.10	Nil

.25 Explanation necessary for an understanding of the transactions

Nil

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
	US$7.5 million Facility (Converted at A$/US$ rate on 31/12/02 of US$0.5598) arranged with Guarantee Facility approved at EGM on 21/12/01.	13,398	13,398
	US$7.5 million Facility (Converted at A$/US$ rate on 31/12/02 of US$0.5598) arranged with Guarantee Facility announced on 31 May 2002.	13,398	13,398
	US$2.5 million Facility (Converted at A$/US$ rate on 31/12/02 of US$0.5598) arranged with Guarantee Facility announced on 31 May 2002.	4,466	4,466
	TOTAL	**31,262**	**31,262**
3.2	Credit standby arrangements	Nil	Nil

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation (before Sales Revenue)	12,101
4.2	Development	
	Total	**12,101**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	3,322	1,614
5.2 (a)	Deposits at call	6,762	11,907
5.2 (b)	Short Term Securities	0	1,003
5.3	Bank overdraft	0	0
5.4	Other	0	0
	Total: cash at end of quarter (item 1.22)	10,084	14,524

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	Nil			
6.2	Interests in mining tenements acquired or increased	Nil			

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities**	Nil	Nil		
7.2	Changes during quarter (a) Increases through issues	Nil	Nil	N/a	N/a
	(b) Decreases through returns of capital, buy-backs, redemptions	Nil	Nil	N/a	N/a
7.3	**+Ordinary securities**				
	Fully Paid Ordinary	405,279,807	405,279,807	Fully Paid	Fully Paid
	Partly Paid Ordinary	2,562,747	2,562,747	50	10
	Partly Paid Ordinary	246,304	Nil	50	40.616
	Equity Participation	28,824,385	Nil	Various	1
	Equity Participation	22,906,002	Nil	Various	0.375
7.4	Changes during quarter (a) Increases through issues				
	Fully Paid Ordinary	26,603,945	26,603,945	Fully Paid	Fully Paid
	Equity Participation	175,225	Nil	29	1
	(b) Decreases through returns of capital, buy-backs, cancellations	Nil	Nil		
7.5	***Unsecured Convertible Notes*** *issued at $3.30*	4,550,000	Nil	$3.30	$3.30
7.6	Changes during quarter (a) Increases through issues	Nil	Nil	N/a	N/a
	(b) Decreases through securities matured, converted	Nil	Nil	N/a	N/a
7.7	**Options** *(each option is exercisable for 1 Fully Paid Ordinary Share)*			*Exercise price*	*Expiry date*
		12,500,000	Nil	$1.25	20/04/2006
		12,331,656	Nil	$1.2669	20/04/2006
		26,601,015	26,601,015	$0.55	19/11/2004
7.8	Issued during quarter	26,601,015	26,601,015	$0.55	19/11/2004
7.9	Exercised during quarter	Nil	Nil	N/a	N/a
7.10	Expired during quarter	Nil	Nil	N/a	N/a
7.7A	**Options** *(options convert to Fully Paid Ordinary Shares – max. possible shares shown in brackets)*	14 Options (26,907,932)	Nil	$A0.01 per share that may be purchased by exercise of that option (payable over 12 mths)	N/a
7.8A	Issued during quarter (*options convert to Fully Paid Ordinary Shares – max. possible shares shown in brackets)*	4 Options (5,100,000)	Nil	$A0.01 per share that may be purchased by exercise of that option (payable over 12 mths)	N/a
7.9A	Exercised during quarter	Nil	Nil	N/a	N/a
7.10A	Expired during quarter	Nil	Nil	N/a	N/a
7.11	**Debentures***(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

In accordance with the Schemes of Arrangement resulting in SPP taking control of CPM, current CPM security holders (other than SPP) have the right to convert their CPM securities into SPP securities, as follows:

- At 31 December 2002, 10,745,569 CPM fully paid ordinary shares, 742,000 CPM partly paid shares and 1,882,250 CPM equity participation shares were subject to a deferral arrangement, whereby the holders of these shares could convert their holding into SPP shares at any time up to 8 March 2012. These shares each have the right to convert into 2.664 equivalent SPP shares.
- At 31 December 2002, CPM had 1,920,000 convertible notes on issue. As a result of the Scheme of Arrangement, each of these convertible notes are convertible into 2.664 SPP fully paid ordinary shares.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: ..30 January 2003.........
(Director)

Print name: ......V. H. Kuss...................................

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

SPP Group Cash Flow
(SPP and CPM combined)

The Combined Cash Flow detailed below shows the SPP group year to date cash flow position of all entities, including those entities acquired during the period. This cash flow allows users to analyse the cash flow position of the Group over the year to date. The Cash Flow detailed in Appendix 5B reflects SPP's cash flows for the whole period (12 months), but only reflects the CPM Group cash flows from the date SPP acquiired CPM (10 months from early March 2002).

Cash flows related to operating activities	**SPP Group Combined Cash Flows (12 months) A$'000**	**Cash Flows adjustments resulting from entities being acquired during the period (not incl in App 5B) A$'000**	**Cash Flow as per Appendix 5B (12 months) A$'000**
Receipts from product sales and related debtors	28,230	993	27,237
Payments for (a) exploration and evaluation	(70,838)	(6,441)	(64,397)
(b) development			
(c) production			
(d) administration	(12,230)	(1,175)	(11,055)
Interest and other items of a similar nature received	73	6	67
Interest and other costs of finance paid			
Other - Sundry Receipts	763	151	612
-GST Credits received from Aust Tax Office	7,137	460	6,677
-Security Deposits refunded	327		327
Net Operating Cash Flows	(46,538)	(6,006)	(40,532)
Cash flows related to investing activities			
Payment for purchases of: (a)prospects			
(b)equity investments	(102)	-	(102)
(c) other fixed assets	(46)	-	(46)
Proceeds from sale of: (a)prospects			
(b)equity investments	3,662	323	3,339
(c)other fixed assets	537	225	312
Loans to other entities	-	7,255	(7,255)
Loans repaid by other entities			
Other Dividends Received	30	1	29
Interest Received	612	68	544
Net investing cash flows	4,693	7,872	(3,179)
Cash flows related to financing activities			
Proceeds from issues of shares, options, etc.	9,401		9,401
Proceeds from borrowings	32,446	-	32,446
Other - Interest Paid on borrowings (incl Convertible Notes)	(3,738)		(3,738)
- Costs paid on issue of shares and options	(690)		(690)
Net financing cash flows	37,419	-	37,419
Net increase (decrease) in cash held	(4,426)	1,866	(6,292)
Cash at beginning of year	14,510	8,178	6,332
Cash balances (at date of acquisition) of controlled entities acquired during the period		(10,044)	10,044
Cash at end of quarter	10,084		10,084